UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On March 1, 2024, Enlight Renewable Energy Ltd. (the “Company”) filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission to report that the Company would hold a Special General Meeting of Shareholders on April 10, 2024 (the “Special General Meeting”). Attached to such Current Report was a notice and proxy statement for the Special General Meeting (the “Notice and Proxy Statement”), which included a proposal to approve grants of restricted share units (“RSUs”) to each of the Company’s directors, other than the chief executive officer (“Proposal 3”). Following such Current Report, the Company realized that it had misstated the vesting schedule in Proposal 3 regarding the proposed grant of RSUs to the chairman of its Board of Directors, Mr. Yair Seroussi.

Accordingly, the Company wishes to revise Proposal 3 of the Notice and Proxy Statement to clarify that, if approved, the RSUs granted to the chairman of its Board of Directors would vest over four years, and not over three years as previously described. The first paragraph of Proposal 3 is hereby revised to reflect this change, marked below to show revisions to the original language:

In February 2024, the compensation committee and Board of Directors approved, respectively, and recommended that the Company’s shareholders approve, the grant RSUs to the non-executive members of our Board of Directors. Such RSUs will be awarded without consideration, and will automatically convert into an equal number of ordinary shares of the Company upon vesting. The RSUs granted to the chairman of our Board of Directors will vest in four equal annual installments of 25%, with the first installment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. The RSUs granted to the other directors will vest in three equal annual installments of 33 1/3%, with the first installment to vest a year from the grant date and an additional 33 1/3% to vest on each annual anniversary of the vesting date thereafter. The RSUs will be granted to the chairman and other directors under the 2010 Plan and the Amended Compensation Policy and be subject to its terms, including with respect to any adjustment and acceleration mechanisms, as well as the relevant grant letter or agreement.

Except as described above, no other changes were made to the Notice and Proxy Statement.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: March 28, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer